UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Forma Therapeutics Holdings, Inc.

(Name of Subject Company)

Forma Therapeutics Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34633R104

(CUSIP Number of Class of Securities)

Frank D. Lee

President & Chief Executive Officer

Forma Therapeutics Holdings, Inc

300 North Beacon Street

Suite 501

Watertown, Massachusetts 02472

(617) 679-1970

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

William D. Collins, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Forma Therapeutics Holdings, Inc., a Delaware corporation (“Forma”), with the Securities and Exchange Commission (the “SEC”) on September 15, 2022, relating to the tender offer by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forma for a purchase price of $20.00 per Share in cash, to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Novo and Purchaser with the SEC on September 15, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Novo and Purchaser with the SEC on September 15, 2022 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. New York City Time, on October 13, 2022. Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 43,837,986 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 91.5% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

Following the acceptance of such Shares, the Merger was completed on October 14, 2022, in accordance with Section 251(h) of the DGCL without a vote of Forma’s stockholders. At the Effective Time of the Merger, each Share (other than Excluded Shares) were automatically canceled and converted into the right to receive $20.00 in cash, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares will be delisted and will cease to trade on The NASDAQ Global Market. Novo and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Forma’s reporting obligations under the Exchange Act as promptly as practicable.

On October 14, 2022, Novo issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(K)	Press Release of Novo Nordisk A/S dated October 14, 2022 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2022

FORMA THERAPEUTICS HOLDINGS, INC.

By:	/s/ Frank D. Lee
Name: Frank D. Lee
Title: President and Chief Executive Officer